FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 18, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 18, 2005                                          By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                       Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 14 January 2005, that as a result of a movement in the fund on 13 January 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,588,837 to 18,533,850 at an average price of $46.41


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

17 January 2005

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 1,750,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 250,000 shares to be issued under the GlaxoSmithKline Savings Related Share Option Scheme, 500,000 shares under the SmithKline Beecham 1989 Executive Share Option Plan - Approved - Ordinary shares and 1,000,000 shares to be issued under the SmithKline Beecham 1989 Executive Share Option Plan - US ADS Shareholders.

                              Director's Interests

Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan, which is notionally held in GSK Ordinary Share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned Directors on 17 January 2005 of an increase in the notional allocation of Ordinary Share ADRs on 14 January 2005 at a price of $45.46 per share:-


Dr J P Garnier                                                           77
Dr T Yamada                                                              12

S M Bicknell
Company Secretary
18 January 2005

                                 Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 17 January 2005, that as a result of a movement in the fund on 14 January 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,533,850 to 18,590,587 at an average price of $45.47


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

18 January 2005